Exhibit 99.6

Press Release
Paris — December 01, 2010
Energy Storage and Conversion Issues and Challenges
Collège de France has appointed Jean-Marie Tarascon to the Sustainable Development, Environment, Energy and Society Chair, created with the support of Total.
With energy demand increasing rapidly due to global population growth and rising living standards, two major risks need to be managed: the leveling off of fossil fuel production and the worsening greenhouse effect. This is why scientists are concentrating their research on alternative energies. A key challenge related to the future energy mix will be the system’s ability to convert and store electricity and heat. For more than 20 years, the distinguished chemistry and electrochemistry researcher Jean-Marie Tarascon has focused his work on batteries.
Since July 2010, Dr. Tarascon has led the French Battery Research and Technology Network, which brings together leading players in industry and publicly-funded research to step up innovation in this field. He is currently exploring new designs and materials that are less expensive and meet sustainable development criteria, in order to develop clean batteries that could be used in grids or electric vehicles.
A pioneer in the development of lithium-ion batteries, now widely used in portable electronics, Dr. Tarascon is also the prime mover behind the E.U.-funded ALISTORE Network of Excellence (Advanced Lithium Energy Storage Systems), created in 2004 to pool the knowledge and skills of sixteen E.U. laboratories. He has therefore contributed to the revival of lithium batteries and driven new thinking in the areas of electrochemistry and nanomaterials to improve electricity storage.
“France could not afford to be left behind, given the substantial investments made by Germany,” said Dr. Tarascon. “Japan, South Korea and China are the top three manufacturers of next generation electric batteries, even though the most advanced research in this field is coming out of Europe, and more particularly France. We need to bridge the gap between basic and applied research in France by promoting closer cooperation between academic researchers and industry.”
Jean-François Minster, Senior Vice President, Scientific Development at Total, also underscored the importance of this research: “The electricity grid of the future has to be a ‘system of systems’ in which a wide array of decentralized and centralized generation sources will be linked through complex, smart grids and energy storage facilities. Batteries will play a key role in the storage system.”
Dr. Tarascon’s lectures will document and explain this complex energy environment. Academics and industry experts in areas such as electric vehicles, recycling and carbon storage will also be invited to lecture, to illustrate the need to promote synergies between public research organizations and industry.
Dr. Tarascon’s inaugural lesson will be held on Thursday, December 9, 2010 at 6:00 p.m. His teaching cycle will begin on January 26, 2011 and will focus on energy storage and conversion issues and challenges, with a view to sustainable development.

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About the Sustainable Development, Environment, Energy and Society Chair
The Sustainable Development, Environment, Energy and Society Chair at Collège de France was created in 2008 with the support of Total. Endowed for five years, the chair will be held annually by an eminent, internationally recognized figure who will lecture on core sustainable development issues, especially energy.
About Collège de France
Collège de France is a public institute of higher education that combines basic research with research-oriented teaching. The institute’s 57 professors work with several hundred researchers, engineers and technicians. Chairs cover a variety of fields, including mathematics, physics, chemistry, biology, history, archeology, linguistics, Orientalism, philosophy and social sciences. Courses are open to everyone. Some courses have been available for download since 2007. www.college-de-France.fr
About Total
Total is a leading international oil and gas company with operations in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas and power, and trading. Total is working to keep the world supplied with energy, both today and tomorrow. Total is also a world-class chemical producer.
Through real-world initiatives and an assertive strategy of ongoing innovation, Total intends to make a strong contribution to resolving the leading social and environmental issues of today and tomorrow. The three main focuses of its sustainable development policy are managing and reducing its impact, creating value for all stakeholders and securing the future of energy. www.total.com

Media Contacts
Collège de France	Total
Marie Chéron/Cécile Barnier:	Hortense Oury:
+33 (0)1 44 27 12 72/cecile.barnier@college-de-France.fr	+33 (0)1 47 44 23 34/hortense.oury@total.com